[LOGO]


                    F O R . I M M E D I A T E . R E L E A S E

             SPECTRUM SIGNAL PROCESSING ANNOUNCES FOURTH QUARTER AND
                              YEAR END 2002 RESULTS

BURNABY, B.C., CANADA - FEBRUARY 13, 2003 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) a leading provider of high performance wireless signal processing and packet-voice solutions, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2002. Spectrum reports all results in U.S. dollars and in accordance with US GAAP.

For the quarter ended December 31, 2002, Spectrum recorded total sales of $5.7 million, an increase of 22% over revenue in the preceding quarter, yet down 18% from sales in the fourth quarter of 2001. Spectrum's net loss for the fourth quarter of 2002 was $2.4 million or $0.16 per share, compared to net earnings of $391,000 or $0.03 per share for the fourth quarter of 2001. Spectrum's gross margin for the fourth quarter was 57%, below the 61% recorded for the same period in 2001.

Spectrum recorded a $1.6 million restructuring charge in the fourth quarter inclusive of a $966,000 charge related to excess office facilities and a $624,000 severance charge arising from the company's 13% workforce reduction in December 2002.

Pro forma net loss for the fourth quarter of 2002 was $553,000 or $0.04 per share. This compares with pro forma net earnings of $536,000 or $0.04 per share in the fourth quarter of 2001. For a full reconciliation of adjustments between pro forma and GAAP financial statements, please see the schedule incorporated into this press release.

For the year ended December 31, 2002, Spectrum recorded sales of $22.8 million, up 4% over sales of $21.9 million recorded in fiscal 2001. Spectrum's net loss for 2002 totaled $3.0 million or $0.22 per share, compared to a net loss of $5.3 million or $0.43 per share for 2001. Spectrum's gross margin for 2002 was 58%, below the 60% margin recorded in 2001.

Pro forma net loss for 2002 was $605,000 or $0.04 per share. This compares with a 2001 pro forma net loss of $2.7 million or $0.22 per share.

"Despite our mid to longer term sales funnel growth in the fourth quarter of 2002, short term order delays pushed us to the lower end of our fourth quarter guidance. Our resulting restructuring activities were necessary for us to reign in our costs," stated Pascal Spothelfer, Spectrum's President and CEO. "With our cost structure well under control and with the anticipated conversion of 2001 and 2002 design wins into revenues, our expectations for 2003 are positive. We are focusing on our bottom line and are committed to making this year a profitable one for Spectrum."

Spectrum will conduct a conference call and live audio webcast on February 13 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1.800.273.9672, or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from February 13 to February 20 and can be accessed by dialing 1.416.695.5800 followed by the access code 1358273, or by visiting www.spectrumsignal.com.



                                    - more -

NON-GAAP EARNINGS MEASURES
Non-GAAP earnings measures, including pro forma results, do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Spectrum has presented 2002 pro forma results to aid in the comparison with its 2001 results.

-----------------------------------------------------------------------------------------------------------------------
Pro forma earnings and earnings per share reconciliation
(Expressed in thousands of United States dollars, except per share amounts)

                                                   Three months ended December 31,     Twelve months ended December 31,
                                                       2001              2002              2001              2002
-----------------------------------------------------------------------------------------------------------------------
                                                     (Unaudited)      (Unaudited)     (Unaudited)     (Unaudited)
GAAP net income (loss) as reported                     $   391         $(2,371)        $(5,273)        $(2,964)

Add back:   Restructuring costs and other charges           --           1,620              --           1,620
            Amortization                                   176             199           1,218             725
            Write-down of other assets                      --              --           1,468              --
            Other expense (income)                         (19)             (1)            (64)              4
            Income tax expense (recovery)                  (12)             --              --              10
            ----------------------------------------------------------------------------------------------------------
Pro forma net income (loss)                            $   536         $  (553)        $(2,651)        $  (605)
            ----------------------------------------------------------------------------------------------------------
Pro forma income (loss) per share
    Basic                                              $  0.04         $ (0.04)        $ (0.22)        $ (0.04)
    Diluted                                            $  0.04         $ (0.04)        $ (0.22)        $ (0.04)
            -----------------------------------------------------------------------------------------------------------


FORWARD-LOOKING SAFE HARBOR STATEMENT
The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the packet-voice or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, the ability to grow new packet-voice and government and commercial wireless business, and other risk factors described in the company's recently filed reports with the Securities and Exchange Commission in the USA, and the Canadian securities commissions. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 16 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs(TM) and flexComm product lines is available at www.spectrumsignal.com.



SPECTRUM CONTACT:
Liza Aboud
Phone: 604.421.5422 ext. 152
E-mail: liza_aboud@spectrumsignal.com



                                    - more -

                        SPECTRUM SIGNAL PROCESSING, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
       (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE
           AMOUNTS AND NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH
             UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


                                             Three months ended December 31,              Twelve months ended December 31,
                                                2001                   2002                   2001                  2002
-----------------------------------------------------------------------------------------------------------------------------
                                               (Unaudited)            (Unaudited)
Sales                                              $  7,001            $  5,740            $ 21,875            $ 22,798
Cost of sales                                         2,739               2,469               8,720               9,552
      -----------------------------------------------------------------------------------------------------------------
                                                      4,262               3,271              13,155              13,246

Expenses
  Administrative                                      1,335               1,254               5,107               5,071
  Sales and marketing                                 1,146               1,029               4,753               4,041
  Research and development                            1,245               1,541               5,946               4,739

  Amortization                                          176                 199               1,218                 725

  Write-down of other assets                             --                  --               1,468                  --

  Restructuring and other charges                        --               1,620                  --               1,620
      -----------------------------------------------------------------------------------------------------------------
                                                      3,902               5,643              18,492              16,196
      -----------------------------------------------------------------------------------------------------------------

Income (loss) from operations                           360              (2,372)             (5,337)             (2,950)

Other

  Interest expense (income)                             (18)                  4                   6                  11

  Other income                                           (1)                 (5)                (70)                 (7)
      -----------------------------------------------------------------------------------------------------------------
                                                        (19)                 (1)                (64)                  4

Income (loss) before income taxes                       379              (2,371)             (5,273)             (2,954)

Income tax expense (recovery)

  Current                                               (12)                 --                  --                  10
  Deferred
                                                         --                  --                  --                  --
      -----------------------------------------------------------------------------------------------------------------
                                                        (12)                 --                  --                  10
      -----------------------------------------------------------------------------------------------------------------
Net income (loss)                                       391              (2,371)             (5,273)             (2,964)

Deficit, beginning of period                        (11,845)            (12,790)             (6,181)            (11,454)

Cancellation of treasury shares                          --                  --                  --                (743)
      -----------------------------------------------------------------------------------------------------------------
Deficit, end of period                             $(11,454)           $(15,161)           $(11,454)           $(15,161)
      =================================================================================================================

Income (loss) per share
  Basic                                         $    0.03           $    (0.16)          $    (0.43)        $    (0.22)
  Diluted                                       $    0.03           $    (0.16)          $    (0.43)        $    (0.22)

Weighted average shares
  Basic                                        12,346,594            14,732,391           12,296,706         13,635,731
  Diluted                                      12,352,684            14,732,391           12,296,706         13,635,731







                        SPECTRUM SIGNAL PROCESSING, INC.
                           CONSOLIDATED BALANCE SHEETS
                (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS,
              EXCEPT NUMBERS OF SHARES) PREPARED IN ACCORDANCE WITH
             UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


                                                                    December 31,                    December 31,
ASSETS                                                                  2001                            2002
--------------------------------------------------------------------------------------------------------------------------
Current assets
   Cash and cash equivalents                                                   $    1,344                      $    3,480
   Trade receivables net of allowance for doubtful
   accounts of $221 (2001-$293)                                                     4,679                           4,887
   Receivable from Technology Partnerships Canada                                   1,105                             496
   Inventories                                                                      2,389                           2,414
   Prepaid expenses                                                                   109                             132
   -----------------------------------------------------------------------------------------------------------------------
                                                                                    9,626                          11,409
Capital assets                                                                      2,932                           2,666
--------------------------------------------------------------------------------------------------------------------------
                                                                               $   12,558                      $   14,075
==========================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------

Current liabilities
   Accounts payable                                                            $    3,277                      $    2,346
   Accrued liabilities                                                              1,881                           2,213
--------------------------------------------------------------------------------------------------------------------------
                                                                                    5,158                           4,559
--------------------------------------------------------------------------------------------------------------------------
Long-term obligations                                                                   -                             857

Stockholders' equity
Share capital
   Authorized: 50,000,000 common shares, no par value
   Issued: 14,732,391 (2001 - 12,597,285)
   Outstanding: 14,732,391 (2001 - 12,363,985)                                     21,351                          24,974
Additional paid-in capital                                                            227                             554
Warrants                                                                              412                             113

Treasury stock, at cost, nil shares (2001 - 233,300)                               (1,232)                              -
Deficit                                                                           (11,454)                         (15,161)
Accumulated other comprehensive income
   Cumulative translation adjustments                                              (1,904)                          (1,821)
--------------------------------------------------------------------------------------------------------------------------
                                                                                    7,400                           8,659
--------------------------------------------------------------------------------------------------------------------------

                                                                               $   12,558                      $   14,075
==========================================================================================================================
